NO ACT

DC
PE
2-6-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08024855

Received SEC
FEB 1 1 2008
Washington, DC 20549

February 11, 2008

Daniel G. Kelly, Jr.
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94025

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/11/2008

Re: E*TRADE Financial Corporation
Incoming letter dated February 6, 2008

Dear Mr. Kelly:

This is in response to your letter dated February 6, 2008 concerning the shareholder proposal submitted to E*TRADE by the AFSCME Employees Pension Plan, the California State Teachers' Retirement System, and the North Carolina Equity Investment Fund Pooled Trust. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 2 0 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Gerald W. McEntee
Chairman
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036-5687

cc: Christopher Ailman
Chief Investment Officer
California State Teachers' Retirement System
Investments
7667 Folsom Blvd., Ste. 250
Sacramento, CA 95826

Richard H. Moore
Treasurer
State of North Carolina
325 North Salisbury Street
Raleigh, NC 27603-1385

DAVIS POLK & WARDWELL

1600 EL CAMINO REAL
MENLO PARK, CA 94025
650 752 2000
FAX 650 752 2111

NEW YORK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

DANIEL G. KELLY, JR.
650 752 2001
DANIEL.KELLY@DPW.COM

February 6, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Shareholder Proposal of the American Federation of State, County & Municipal Employees, Employees Pension Plan for Inclusion in E*TRADE Financial Corporation's 2008 Proxy Statement**

Ladies and Gentlemen:

We are counsel to E*TRADE Financial Corporation, a Delaware corporation ("**E*TRADE**" or the "**Company**"). E*TRADE has received a proposed shareholder resolution (the "**Proposal**") and supporting statement from the American Federation of State, County & Municipal Employees, Employees Pension Plan ("**AFSCME**" or the "**Proponent**") for inclusion in the proxy statement (the "**2008 Proxy Statement**") to be distributed to the Company's stockholders in connection with its 2008 annual meeting of stockholders. The California State Teachers' Retirement System and the North Carolina Equity Investment Fund Pooled Trust (the "**Cosponsors**") have notified the Company of their intent to cosponsor the Proposal.

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we request confirmation that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") will not recommend any enforcement action if, in reliance on Rule 14a-8(i)(8), E*TRADE excludes the Proposal from its 2008 Proxy Statement.

Pursuant to Rule 14a-8(j), we have enclosed six (6) copies of this letter and the Proposal. Also in accordance with Rule 14a-8(j), copies of this letter and the Proposal are being sent on this date to the Proponent and the Cosponsors, informing the Proponent and the Cosponsors of our intention to exclude the Proposal from the Company's 2008 Proxy Statement. E*TRADE intends to file its definitive 2008 Proxy Statement with the Commission no earlier than April 28, 2008. Accordingly, pursuant to Rule 14a-8(j), we submit this letter not less than 80 days before the Company intends to file its 2008 Proxy Statement.

The Proposal and Supporting Statement

The Proposal and the Proponent's supporting statement are as follows:

The Proposal

RESOLVED, pursuant to Section 7.02 of the Bylaws of E*TRADE Financial Corporation ("E*Trade") and section 109(a) of the Delaware General Corporation Law, the stockholders amend the Bylaws to add the following Section 2.15:

> "The corporation shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (as defined below), of any person nominated for election to the Board of Directors ("Candidate") by a stockholder or group thereof satisfying the requirement of this section 13 [*sic*] (the "Nominator"), and shall allow stockholders to vote with respect to such Candidate on the corporation's proxy card. A Nominator may nominate up to two Candidates for inclusion in the proxy statement for a meeting, unless more than one Nominator seeks inclusion of Candidates, in which case (a) each Nominator may include only one Candidate and (b) Candidates will be included in the order in which the Nominator satisfies the requirements set forth below, until the number of Candidates nominated by Nominators equals (i) 50% of the Directors to be elected at the meeting minus (ii) one.
>
> A Nominator must:
>
> (a) beneficially own 3% or more of the corporation's outstanding common stock for at least two years;
>
> (b) provide written notice received by the Secretary within the time period specified in Section 1.08 of the Bylaws; such notice shall contain (i) with respect to each Candidate, (A) the information required by Items 5(b) and 7 of SEC Schedule 14A and (B) such Candidate's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, the information required by Items 4(b) and 5(b) of Schedule 14A (with separate disclosure for each stockholder in a group) (all disclosure in this section 13(b) [*sic*] is the "Disclosure"); and

(c) execute an undertaking that it agrees to (i) assume all liability arising out of any violation of law or regulation in connection with the Nominator's communications with stockholders of the corporation, including the Disclosure; (ii) to the extent that it uses soliciting material other than the corporation's proxy materials, comply with all laws and regulations relating thereto.

The Nominator may furnish a 500-word statement by [*sic*] in support of each Candidate's election (the "Statement"), which the corporation shall include in the proxy statement. The Board of Directors shall adopt a procedure for timely resolving disputes over whether the Disclosure and Statement comply with SEC rules, including Rule 14a-9,"

Supporting Statement

We believe that E*Trade's corporate governance will benefit if stockholders are empowered to nominate director candidates. We contend that the current board mismanaged risk in our company's mortgage portfolio and asset-backed securities. In 2007, E*Trade reported a $58 million loss for the third quarter, and shares have lost over 80% value. Additionally, the SEC has initiated an inquiry into E*Trade's loan and securities portfolios.

We urge stockholders to vote for this proposal.

Grounds for Exclusion: Rule 14a-8(i)(8) – The Proposal Relates to a Procedure for Nomination or Election for Membership on the Company's Board of Directors

Rule 14a-8(i)(8) (the "**Rule**") provides that a proposal may be excluded from a company's proxy statement if it "relates to a nomination or an election for membership on the company's board of directors or analogous governing body *or a procedure for such nomination or election*..." (emphasis added). The Commission has stated that the "procedures" that may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(8) include those "that would result in a contested election either in the year in which the proposal is submitted or in any subsequent year." Shareholder Proposals Relating to the Election of Directors [Final Rule], Exchange Act Release No. 34-56914, at 17 (Dec. 6, 2007). The italicized clause, added to Rule 14a-8(i)(8) by vote of the Commission on November 28, 2007, codifies the Commission's longstanding interpretation of the Rule, pursuant to which it has permitted companies to exclude from their proxy statements shareholder proposals that would amend a company's bylaws to provide for circumstances under which shareholders may nominate director candidates to appear on a company's proxy ballot as alternatives to the candidates nominated by the board of directors. This amendment eliminates the uncertainty and confusion resulting from a decision of the United

States Court of Appeals for the Second Circuit that did not defer to the Commission's longstanding interpretation of the Rule.[1]

As the Commission stated when the Rule was proposed in 1976, "the principal purpose of [Rule 14a-8(i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules ... are applicable thereto." Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-12598, at 23-24 (July 7, 1976). In its application of Rule 14a-8(i)(8), the Staff has permitted companies to exclude any shareholder proposal that may result in a contested election. For purposes of Rule 14a-8, the Staff has considered that a proposal may result in a contested election "if it is a means either to campaign for or against a director nominee or to require a company to include shareholder-nominated candidates in the company's proxy materials." Shareholder Proposals Relating to the Election of Directors [Proposed Rule], Exchange Act Release No. 34-56161, at 9 (July 27, 2007). The Commission's recent amendment to Rule 14a-8(i)(8) is consistent with its proposal of 1976, and with the Staff's longstanding interpretation of the election exclusion.

For the past decade, since 1998, the Staff consistently has granted no-action relief pursuant to Rule 14a-8(i)(8) in connection with a company's exclusion from its proxy materials of a shareholder proposal seeking to require the company to establish procedures for the inclusion of shareholder nominees in the company's proxy materials when such procedures might result in a contested election. *See* Exchange Act Release No. 34-56914, at 8. In particular, the Staff repeatedly has granted no-action relief to companies seeking to exclude shareholder proposals substantially identical to the Proposal. *See, e.g.,* AOL Time Warner Inc., SEC No-Action Letter (Feb. 28, 2003); Eastman Kodak Co., SEC No-Action Letter (Feb. 28, 2003); ExxonMobil Corp., SEC No-Action Letter (Feb. 28, 2003); Sears Roebuck & Co. (Feb. 28, 2003); Citigroup Inc., SEC No-Action Letter (Jan. 31, 2003) (all providing that the Division of Corporation Finance would not recommend enforcement action to the Commission if the company were to omit a shareholder proposal that would amend the bylaws to require the company to include the name, along with certain disclosure and statements, of any person nominated for election to the board of directors by a stockholder or group with beneficial ownership of 3% or more of the company's outstanding stock).[2]

---

[1] American Federation of State, County & Municipal Employees, Employees Pension Plan v. American International Group, Inc., 462 F.3d 121 (2d Cir. 2006).

[2] AFSCME, the shareholder proponent of the 2003 proposal at Citigroup, sought Commission review of the no-action relief granted to Citigroup by the Division of Corporation Finance. The Commission declined to review the Staff's no-action position under Rule 14a-8(i)(8). *See* letter from Jonathan Katz, Secretary of the Commission, to Gerald W. McEntee (Apr. 14, 2003).

The Proposal is precisely of a type that may be excluded pursuant to Rule 14a-8(i)(8). It mandates that E*TRADE's Board of Directors (the "**Board**") include in its proxy materials the name, together with certain disclosures and a supporting statement, of any person nominated for election to the Board by a stockholder or group of stockholders satisfying certain requirements, even though the Board, in the exercise of its fiduciary duties, may not support the nominee. Under such circumstances, the Board also would propose its own qualified nominee for each position to be filled at the meeting.[3] This would result in a contested election for each such seat, which Rule 14a-8(i)(8) and the long line of no-action letters clearly seek to avoid. Indeed, the Proposal provides that the Company must include in its proxy materials stockholder nominees for as many as fifty percent (50%) of the number of directors to be elected at the meeting, minus one (1). Thus, in any year, the Proposal could subject nearly half of the positions to be filled at the annual meeting of stockholders to contested election.

It is important to note that E*TRADE already encourages the Proponent, the Cosponsors and other stockholders to submit the names of qualified director candidates to the Company's Corporate Secretary for consideration by the Company's Nominating and Corporate Governance Committee. Moreover, the Commission's proxy rules, and in particular Rule 14a-12, provide a means for stockholders to propose their own nominees separately from the proxy statement distributed by the Company. These are the appropriate methods for stockholders to propose board nominees both in the view of the Commission for more than thirty years since the issuance of Exchange Act Release No. 34-12598 and the Staff's consistent no-action positions for the past decade.

For the reasons described above, we believe that the Proposal properly is excludable from E*TRADE's 2008 Proxy Statement pursuant to Rule 14a-8(i)(8) because it relates to a procedure for nomination or election to the Company's Board of Directors.

[3] Each of the nominees proposed by the Board must meet the qualifications set forth in the Company's Corporate Governance Guidelines and be recommended by the Company's Nominating and Corporate Governance Committee.

We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded for the reasons described above.

E*TRADE anticipates that its 2008 Proxy Statement will be finalized for printing on or about April 21, 2008. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (650) 752-2001.

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy and returning it to the undersigned in the enclosed, stamped envelope.

Very truly yours,

Daniel G. Kelly, Jr.

cc: American Federation of State, County & Municipal Employees, Employees Pension Plan
California State Teachers' Retirement System
North Carolina Equity Investment Fund Pooled Trust

AFSCME
We Make America Happen

Committee
Gerald W. McEntee
William Lucy
Edward J. Keller
Kathy J. Sackman
Henry C. Scheff

EMPLOYEES PENSION PLAN

December 13, 2007

VIA Overnight Mail and Telecopier (212) 826-2803
E*TRADE Financial Corp.
135 East 57th Street, 31st Floor
New York, New York 10022
Attention: Russell S. Elmer, General Counsel and Corporate Secretary

Dear Mr. Elmer:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2007 proxy statement of E*TRADE Financial (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 2,800 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

Enclosure

RESOLVED, pursuant to Section 7.02 of the Bylaws of E*Trade Financial Corporation ("E*Trade") and section 109(a) of the Delaware General Corporation Law, the stockholders amend the Bylaws to add the following Section 2.15:

"The corporation shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (as defined below), of any person nominated for election to the Board of Directors ("Candidate") by a stockholder or group thereof satisfying the requirements of this section 13 (the "Nominator"), and shall allow stockholders to vote with respect to such Candidate on the corporation's proxy card. A Nominator may nominate up to two Candidates for inclusion in the proxy statement for a meeting, unless more than one Nominator seeks inclusion of Candidates, in which case (a) each Nominator may include only one Candidate and (b) Candidates will be included in the order in which the Nominator satisfies the requirements set forth below, until the number of Candidates nominated by Nominators equals (i) 50% of the Directors to be elected at the meeting minus (ii) one.

A Nominator must:

(a) beneficially own 3% or more of the corporation's outstanding common stock for at least two years;

(b) provide written notice received by the Secretary within the time period specified in Section 1.08 of the Bylaws; such notice shall contain (i) with respect to each Candidate, (A) the information required by Items 5(b) and 7 of SEC Schedule 14A and (B) such Candidate's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, the information required by Items 4(b) and 5(b) of Schedule 14A (with separate disclosure for each stockholder in a group) (all disclosure in this section 13(b) is the "Disclosure"); and

(c) execute an undertaking that it agrees to (i) assume all liability arising out of any violation of law or regulation in connection with the Nominator's communications with stockholders of the corporation, including the Disclosure; (ii) to the extent it uses soliciting material other than the corporation's proxy materials, comply with all laws and regulations relating thereto.

The Nominator may furnish a 500-word statement by in support of each Candidate's election (the "Statement"), which the corporation shall include in the proxy statement. The Board of Directors shall adopt a procedure for timely resolving disputes over whether the Disclosure and Statement comply with SEC rules, including Rule 14a-9."

SUPPORTING STATEMENT

We believe that E*Trade's corporate governance will benefit if stockholders are empowered to nominate director candidates. We contend that the current board mismanaged risk in our company's mortgage portfolio and asset-backed securities. In 2007, E*Trade reported a $58 million loss for the third quarter, and shares have lost over 80% value. Additionally, the SEC has initiated an inquiry into E*Trade's loan and securities portfolios.

We urge stockholders to vote for this proposal.

AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

December 13, 2007

VIA Overnight Mail and Telecopier (212) 826-2803
E*TRADE Financial Corp.
135 East 57th Street, 31st Floor
New York, New York 10022
Attention: Russell S. Elmer, General Counsel and Corporate Secretary

Dear Mr. Elmer:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address above.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

STATE STREET.

Kevin Yakimowsky
Assistant Vice President
Specialized Trust Services

STATE STREET BANK
200 Newport Avenue - JQ7
N. Quincy MA 02171

Telephone 617-[illegible]-7712
Facsimile 617-769-[illegible]
[illegible]

December 13, 2007

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for E-TRADE (cusip 269246104)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for 2,800 shares of E-Trade common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of E-Trade stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

American Federation of State, County & Municipal Employees

1625 L Street, NW, Washington, DC 20036

AFSCME
We Make America Happen

Office of Pension Investment Policy

(202) 223-3255 Fax Number

Date: December 13, 2007

To: Russell S. Elmer, General Counsel and Corporate Secretary

From: Richard Ferlauto, Director – Corporate Governance and Pension Investment

Fax: (212) 826-2803

Number of Pages to Follow: 5

Message: For your information. AFSCME Employee Pension Plan proposal for presentation at the 2008 Annual Shareholders Meeting.

PLEASE CALL Sabrina Hill at (202) 429-1228, IF ANY PAGES ARE MISSING. Thank You.

CALSTRS

HOW WILL YOU SPEND YOUR FUTURE?

RECEIVED 12/26/07

California State Teachers'
Retirement System
Investments
7667 Folsom Blvd., Ste. 250
Sacramento, CA 95826
(916) 229-3723 Fax (916) 229-0502
cailman@calstrs.com

December 20, 2007

Mr. Russell S. Elmer
General Counsel and Corporate Secretary
E*TRADE Financial Corp.
135 East 57th Street, 31st Floor
New York, New York 10022

Dear Mr. Elmer:

On behalf of the California State Teachers' Retirement System (CalSTRS), I write to give notice that pursuant to the 2007 proxy statement of E*TRADE Financial (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, CalSTRS intends to cosponsor the attached proposal (the "Proposal") submitted to the Company under separate cover by the AFSCME Employees Pension Plan for consideration at the 2008 annual meeting of shareholders (the "Annual Meeting"). CalSTRS is the beneficial owner of 1,334,838 shares of voting common stock (the "Shares") of the Company and has held the Shares continuously for one year from the date the Proposal was submitted. In addition, CalSTRS intends to hold the Shares through the date on which the Annual Meeting is held. A copy of our proof of ownership is enclosed.

I represent that the AFSCME Employees Pension Plan or one of the Proposal's cosponsors intends to appear at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to Janice Hester Amey at (916) 229-3710.

Sincerely,

Christopher Ailman
Chief Investment Officer

RESOLVED, pursuant to Section 7.02 of the Bylaws of E*Trade Financial Corporation ("E*Trade") and section 109(a) of the Delaware General Corporation Law, the stockholders amend the Bylaws to add the following Section 2.15:

"The corporation shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (as defined below), of any person nominated for election to the Board of Directors ("Candidate") by a stockholder or group thereof satisfying the requirements of this section 13 (the "Nominator"), and shall allow stockholders to vote with respect to such Candidate on the corporation's proxy card. A Nominator may nominate up to two Candidates for inclusion in the proxy statement for a meeting, unless more than one Nominator seeks inclusion of Candidates, in which case (a) each Nominator may include only one Candidate and (b) Candidates will be included in the order in which the Nominator satisfies the requirements set forth below, until the number of Candidates nominated by Nominators equals (i) 50% of the Directors to be elected at the meeting minus (ii) one.

A Nominator must:

(a) beneficially own 3% or more of the corporation's outstanding common stock for at least two years;

(b) provide written notice received by the Secretary within the time period specified in Section 1.08 of the Bylaws; such notice shall contain (i) with respect to each Candidate, (A) the information required by Items 5(b) and 7 of SEC Schedule 14A and (B) such Candidate's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, the information required by Items 4(b) and 5(b) of Schedule 14A (with separate disclosure for each stockholder in a group) (all disclosure in this section 13(b) is the "Disclosure"); and

(c) execute an undertaking that it agrees to (i) assume all liability arising out of any violation of law or regulation in connection with the Nominator's communications with stockholders of the corporation, including the Disclosure; (ii) to the extent it uses soliciting material other than the corporation's proxy materials, comply with all laws and regulations relating thereto.

The Nominator may furnish a 500-word statement by in support of each Candidate's election (the "Statement"), which the corporation shall include in the proxy statement. The Board of Directors shall adopt a procedure for timely resolving disputes over whether the Disclosure and Statement comply with SEC rules, including Rule 14a-9."

SUPPORTING STATEMENT

We believe that E*Trade's corporate governance will benefit if stockholders are empowered to nominate director candidates. We contend that the current board mismanaged risk in our company's mortgage portfolio and asset-backed securities. In 2007, E*Trade reported a $58 million loss for the third quarter, and shares have lost over 80% value. Additionally, the SEC has initiated an inquiry into E*Trade's loan and securities portfolios.

We urge stockholders to vote for this proposal.

STATE STREET
For Everything You Invest In™

December 20, 2007

Mr. Christopher Ailman
Chief Investment Officer
California State Teachers' Retirement System
7667 Folsom Blvd., STE 250
Sacramento, CA 95826

Dear Mr. Ailman

As of the date of this letter, California State Teachers' Retirement System ("CalSTRS") held 1,334,838 shares of E-Trade Financial. in its account with us and has continuously held such shares for more than one year prior to November 29, 2007.

Sincerely,

Sylvia Quayle
Operations Manager

STATE OF NORTH CAROLINA

RICHARD H. MOORE
STATE TREASURER

FACSIMILE TRANSMITTAL SHEET

TO: RUSSELL ELMER	FROM: LISA SCHNEIDER
COMPANY: E*TRADE	DATE: 12/18/07
FAX NUMBER: 212-826-2803	TOTAL NO. OF PAGES INCLUDING COVER: 5
PHONE NUMBER: 646-521-4300	SENDER'S PHONE NUMBER: 919-508-1040
RE: SHAREHOLDER PROPOSAL	YOUR FAX NUMBER: 919-508-5167

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

RICHARD H. MOORE
Treasurer
State of North Carolina

December 18, 2007

VIA Overnight Mail and Telecopier (212) 826-2803
E*TRADE Financial Corp.
135 East 57th Street, 31st Floor
New York, New York 10022
Attention: Russell S. Elmer, General Counsel and Corporate Secretary

Dear Mr. Elmer:

As Treasurer of the State of North Carolina, I am the sole Trustee for the North Carolina Equity Investment Fund Pooled Trust (the "Trust"). On behalf of the Trust, I write to give notice that pursuant to the 2007 proxy statement of E*TRADE Financial Corp. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Trust intends to cosponsor the attached proposal (the "Proposal") submitted to the Company under separate cover by the AFSCME Employees Pension Plan for consideration at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Trust is the beneficial owner of 627,827 shares of voting common stock (the "Shares") of the Company. In addition, the Trust intends to hold the Shares through the date on which the Annual Meeting is held. A copy of our proof of ownership is enclosed.

I represent that the AFSCME Employees Pension Plan or one of the Proposal's cosponsors intends to appear at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to Lisa Schneider, Director of Corporate Governance, at 919-508-1040.

Sincerely,

Richard H. Moore

Richard H. Moore

Enclosure

RESOLVED, pursuant to Section 7.02 of the Bylaws of E*Trade Financial Corporation ("E*Trade") and section 109(a) of the Delaware General Corporation Law, the stockholders amend the Bylaws to add the following Section 2.15:

"The corporation shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (as defined below), of any person nominated for election to the Board of Directors ("Candidate") by a stockholder or group thereof satisfying the requirements of this section 13 (the "Nominator"), and shall allow stockholders to vote with respect to such Candidate on the corporation's proxy card. A Nominator may nominate up to two Candidates for inclusion in the proxy statement for a meeting, unless more than one Nominator seeks inclusion of Candidates, in which case (a) each Nominator may include only one Candidate and (b) Candidates will be included in the order in which the Nominator satisfies the requirements set forth below, until the number of Candidates nominated by Nominators equals (i) 50% of the Directors to be elected at the meeting minus (ii) one.

A Nominator must:

(a) beneficially own 3% or more of the corporation's outstanding common stock for at least two years;

(b) provide written notice received by the Secretary within the time period specified in Section 1.08 of the Bylaws; such notice shall contain (i) with respect to each Candidate, (A) the information required by Items 5(b) and 7 of SEC Schedule 14A and (B) such Candidate's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, the information required by Items 4(b) and 5(b) of Schedule 14A (with separate disclosure for each stockholder in a group) (all disclosure in this section 13(b) is the "Disclosure"); and

(c) execute an undertaking that it agrees to (i) assume all liability arising out of any violation of law or regulation in connection with the Nominator's communications with stockholders of the corporation, including the Disclosure; (ii) to the extent it uses soliciting material other than the corporation's proxy materials, comply with all laws and regulations relating thereto.

The Nominator may furnish a 500-word statement by in support of each Candidate's election (the "Statement"), which the corporation shall include in the proxy statement. The Board of Directors shall adopt a procedure for timely resolving disputes over whether the Disclosure and Statement comply with SEC rules, including Rule 14a-9."

SUPPORTING STATEMENT

We believe that E*Trade's corporate governance will benefit if stockholders are empowered to nominate director candidates. We contend that the current board mismanaged risk in our company's mortgage portfolio and asset-backed securities. In 2007, E*Trade reported a $58 million loss for the third quarter, and shares have lost over 80% value. Additionally, the SEC has initiated an inquiry into E*Trade's loan and securities portfolios.

We urge stockholders to vote for this proposal.

Mellon

Mellon Global Securities Services

December 17, 2007

NC Department of State Treasurer
Attn: Lisa Schneider
325 N. Salisbury Street
Raleigh, NC
27603

To Whom It May Concern,

RE: Certification of Ownership for E*TRADE FINANCIAL CORP.
CUSIP: 269246104

Please be advised that our client (detailed below) beneficially owned 627,827 shares as of the close of business on December 14th, 2007. Of the 627,827 shares beneficially owned, 622,730 were out on loan as of close of business on December 14th, 2007.

TREASURER OF THE STATE OF N.C. EQUITY INVESTMENT FUND
325 N. SALISBURY ST
RALEIGH, NC
27603

Please contact me directly if you have any questions. Thank-you.

Kind Regards,

SIGNATURE GUARANTEED
MEDALLION GUARANTEED
MELLON TRUST OF NEW ENGLAND,
NATIONAL ASSOCIATION
AUTHORIZED SIGNATURE
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SECURITIES TRANSFER AGENTS MEDALLION PROGRAM

Melissa Tarasovich
AVP, Mellon Trust of New England, N.A.

Phone: (412) 234-2475
Email: tarasovich.mk@mellon.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: E*TRADE Financial Corporation
Incoming letter dated February 6, 2008

The proposal amends the bylaws to require that E*TRADE include in its proxy materials the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who has beneficially owned 3% or more of E*TRADE's outstanding common stock for at least two years.

There appears to be some basis for your view that E*TRADE may exclude the proposal under rule 14a-8(i)(8). Accordingly, we will not recommend enforcement action to the Commission if E*TRADE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

John R. Fieldsend
Attorney-Adviser

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